UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

OptimizeRx Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68401U105
(CUSIP Number)

NIRAJ M. PATEL
WOLVERINE ASSET MANAGEMENT, LLC
175 W. Jackson Blvd., Suite 340
Chicago, Illinois 60604
(312) 884-4400

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68401U105

1	NAME OF REPORTING PERSON WOLVERINE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,155,860
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,155,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 68401U105

1	NAME OF REPORTING PERSON WOLVERINE HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,155,860
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,155,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON HC

CUSIP NO. 68401U105

1	NAME OF REPORTING PERSON WOLVERINE TRADING PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,155,860
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,155,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON CO/HC

CUSIP NO. 68401U105

1	NAME OF REPORTING PERSON CHRISTOPHER L. GUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,155,860
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,155,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN/HC

CUSIP NO. 68401U105

1	NAME OF REPORTING PERSON ROBERT R. BELLICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,155,860
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,155,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN/HC

CUSIP NO. 68401U105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of OptimizeRx Corporation, a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 400 Water Street, Suite 200, Rochester, MI, 48307.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Wolverine Asset Management, LLC, an Illinois limited liability company (“WAM”), as the investment manager of Wolverine Flagship Fund Trading Limited (“Flagship”);

(ii)	Wolverine Holdings, L.P., an Illinois limited partnership (“WH”), as the sole member and manager of WAM;

(iii)	Wolverine Trading Partners, Inc., an Illinois corporation (“WTP”), as the sole general partner of WH;

(iv)	Christopher L. Gust, as a control shareholder of WTP; and

(v)	Robert R. Bellick, as a control shareholder of WTP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of WAM and Mr. Gust is 175 W. Jackson Blvd., Suite 340, Chicago, Illinois 60604. The address of the principal office of each of WH, WTP and Mr. Bellick is 175 W. Jackson Blvd., Suite 200, Chicago, Illinois 60604.

(c)           The principal business of WAM is serving as the investment manager of affiliated private investment funds. The principal business of WH is serving as the sole member and manager of WAM and other affiliated entities. The principal business of WTP is serving as the sole general partner of WH. The principal occupation of each of Messrs. Bellick and Gust is serving as the controlling shareholders of WTP.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows. WAM is subject to an SEC administrative order dated October 8, 2015, File No. 3-16890.

CUSIP NO. 68401U105

Without admitting or denying the findings in the Order that WAM violated Section 204A of the Investment Advisers Act of 1940, WAM has agreed to cease and desist from committing or causing any future violations of such provision, disgorge profits of approximately $365,000 and pay prejudgment interest of approximately $39,000, and pay a civil penalty of $375,000. No fines or disgorgements have been paid by WAM’s advisory clients and WAM and its affiliates took prompt steps to enhance policies and procedures relating to information barriers. The Order did not include any finding that (i) the trading itself by WAM was improper, (ii) any individuals at WAM committed any violations of the federal securities laws, or (iii) there was any harm to any WAM investor.

(f)           Each of Messrs. Bellick and Gust is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein (as described in Item 4) were purchased for the account of Flagship.  Shares purchased for the accounts of Flagship were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted herein, and in Schedule A, which is incorporated by reference herein. With respect to the Shares purchased for the account of Flagship, a total of approximately $2,577,977 was paid for the 2,155,860 Shares. The initial 2,083,500 Shares were purchased pursuant to the Issuer’s private placement in March 2014.

Item 4.	Purpose of Transaction.

The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the Reporting Persons may engage in communications with management and the Board of Directors of the Issuer, engage in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, including, but not limited to, equity analysts and market participants making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer.  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer.  In pursuing this investment philosophy, on February 28, 2017, Wolverine Asset Management, LLC (together with its affiliates, “Wolverine”) delivered a letter to the Issuer’s Board of Directors and CEO, William J. Febbo. Although in the letter, Wolverine, an investor of the Issuer since the March 2014 private placement, expressed its disappointment that the Issuer has not made more progress with customer penetration over the past three years, nor developed sufficient liquidity for its shareholders, Wolverine continues to believe that the Issuer’s technology, strong electronic health record company relationships, and management team are poised for success.  Moreover, Wolverine further suggested that in order to achieve this success sooner, the Issuer should either be coupled with a strategic partner or sold outright to an industry player. Wolverine believes that the Issuer is an ideal acquisition target to strategic players in the healthcare services sector due to a potential acquirer’s ability to put more products/services through an established and growing set of the Issuer’s “pipes” that can more efficiently access both doctors and patients, all without additional capital expenditures. In addition, Wolverine believes that eliminating certain risks/costs associated with operating as an OTC-traded, illiquid public company, would immediately inure to the benefit of a bigger, strategic owner. To that end, Wolverine requested that the Board: (i) immediately form a strategic alternatives committee (“Committee”) charged with exploring all options relating to selling a majority stake in the Issuer to a strategic partner or selling the Issuer outright to an industry player and (ii) hire an appropriate investment bank to advise the Committee and to conduct such an auction process. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 68401U105

As the Reporting Persons intend to review their investment in the Issuer on a continuing basis, the Reporting Persons may purchase additional Shares, sell some or all of their Shares, enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, or change their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,672,132 Shares outstanding, as of November 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2016.

A.	WAM

(a)	WAM, as the investment manager of Flagship, may be deemed the beneficial owner of the 2,155,860 Shares owned by Flagship.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,155,860
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,155,860

(c)
WAM has not entered into any transactions in the Shares during the past sixty days. The transactions on behalf of Flagship during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	WH

(a)	WH, as the sole member and manager of WAM, may be deemed the beneficial owner of the 2,155,860 Shares owned by WAM.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,155,860
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,155,860

CUSIP NO. 68401U105

(c)
WH has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Flagship during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	WTP

(a)	WTP, as the sole general partner of WH, may be deemed the beneficial owner of the 2,155,860 Shares owned by WAM.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,155,860
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,155,860

(c)
WTP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Flagship during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.           Mr. Gust

(a)	Mr. Gust, a controlling shareholder of WTP, may be deemed the beneficial owner of the 2,155,860 Shares owned by WAM.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,155,860
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,155,860

(c)
Mr. Gust has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Flagship during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.           Mr. Bellick

(a)	Mr. Bellick, a controlling shareholder of WTP, may be deemed the beneficial owner of the 2,155,860 Shares owned by WAM.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,155,860
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,155,860

(c)
Mr. Bellick has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Flagship during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 68401U105

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 6, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the CEO, dated February 28, 2017.

99.2	Joint Filing Agreement by and among Wolverine Asset Management, LLC, Wolverine Holdings, L.P., Wolverine Trading Partners, Inc., Christopher L. Gust, and Robert R. Bellick, dated March 6, 2017.

CUSIP NO. 68401U105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2017

WOLVERINE ASSET MANAGEMENT, LLC

By:	/s/ Niraj M. Patel
	Name:	Niraj M. Patel
	Title:	Chief Legal Officer

WOLVERINE HOLDINGS, L.P.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Authorized signatory

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust

By:	/s/ Robert R. Bellick
	Name:	Robert R. Bellick

CUSIP NO. 68401U105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

WOLVERINE FLAGSHIP FUND TRADING LIMITED

Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

(500)	0.8000	01/10/2017
(1,800)	0.6900	02/10/2017
(200)	0.6700	02/16/2017